Exhibit 99.1

2015-12-07

PRESS RELEASE

Oasmia Pharmaceutical’s Next Generation Anti-cancer Drug Docecal Approved for Clinical Trials

Oasmia Pharmaceutical’s nanoparticle and water soluble, docetaxel-based drug Docecal is scheduled to enter clinical pivotal trials and begin patient recruitment in January 2016.

Uppsala, Sweden, December 7, 2015 --- Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, announced today that its next anti-cancer drug Docecal, has been approved for clinical clients and patient recruitment will commence in January 2016.

Docecal is a nanoparticle and water soluble formulation of docetaxel, one of the most commonly used anti-cancer substances in oncology today, in combination with the Company’s patented technology XR-17. Docetaxel is the most active substance in the cytostatic Taxotere, marketed by the global healthcare provider Sanofi-Aventis. Prior to the patent expiration in 2010, Sanofi-Aventis executed $3 billion in Taxotere sales 2009. Taxotere has continued to perform, generating sales of $350 million in 2014, clearly demonstrating market demand for the product.

Taxotere is used either as mono therapy or in combination with other anti-cancer medicine in the treatment of prostate cancer, breast cancer, lung cancer, gastric cancer and head & neck cancer. The product is a formulation of docetaxel and Polysorbate 80, a water soluble emulsifier made of polyethoxylated sorbitan and oleic acid. By comparison, Oasmia’s product Docecal is solvent free and requires no pre-treatment, leading the Company to believe its technology represents a significant upgrade over products like Taxotere that are already established within the oncology market.

“This approval to commence clinical trials is a significant step forward for the Company, as this product is of highest priority to reach the market as soon as possible,” said Julian Aleksov, Executive Chairman of Oasmia. “Docecal possesses tremendous potential within the human oncology market that has already exceeded $100 billion in sales in 2015 and could reach $147 billion by 2018. We believe this market opportunity, when coupled with recent advancements and sales of Paclical, position the Company to capture significant share of the market.”

“We are excited to conduct the first clinical studies with this very important product, one that I am confident will showcase the results we expect from cancer treatment using Docecal,” said Margareta Eriksson, Head of Clinical Development for Oasmia. “We believe this combination of docetaxel and Oasmia’s patented XR-17 technology has the potential to overcome many difficulties faced by patients treated by Taxotere, thus improving their overall quality of life.”

Clinical trials with Docecal are scheduled to begin in January 2016.

For more information, please contact:

Margareta Eriksson, Vice President, Clinical Development

Tel: +46 70 589 0215

E-mail: margareta.eriksson@oasmia.com

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

For media relations:

Eric Fischgrund

Tel: +1 646 699 1414

E-mail: eric@fischtankpr.com

About Docecal

Docecal is a water soluble formulation of docetaxel in combination with Oasmia’s patented technology XR-17. Docetaxel is standard treatment for a variety of different kinds of cancers, such as prostate cancer, breast cancer, lung cancer and stomach cancer.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Capital Markets (OASM.US).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08:55, CET on December 7, 2015.”